RMS



SE 18007283

Securities and Exchange

MAY 29 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8-05761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04.01.17 (MM/DD/YY) AND ENDING 03.31.18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hutchinson, Shockey, Erley & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy L Meier 312.443.1560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy L Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/CCO/Treasurer

Title

Notary Public



JOANNE DOERNER
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 20, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2018

Filed as PUBLIC information in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Hutchinson, Shockey, Erley & Co.

Opinion on the Financial Statement
We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and subsidiary (collectively, the Company) as of March 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Chicago, Illinois
May 24, 2018

THE POWER OF BEING UNDERSTOOD
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Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2018

Assets	
Cash	$ 747,634
Receivables from broker-dealer and clearing organization	1,766,027
Accrued interest receivable	483,345
Trading securities, at fair value (pledged - see Note 5)	52,277,170
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,848,910	649,586
Other assets	3,224,516
Total assets	$ 59,148,278
Liabilities and Shareholders' Equity	
Liabilities	
Payables to broker-dealer and clearing organization	$ 39,747,304
Accrued expenses and other liabilities	4,154,101
Total liabilities	43,901,405
Shareholders' equity	
Common stock, $1 par value - 15,000 shares authorized; 12,075 shares issued and outstanding	12,075
Paid-in capital	2,445,561
Retained earnings	12,789,237
Total shareholders' equity	15,246,873
Total liabilities and shareholders' equity	$ 59,148,278

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts and results of Hutchinson, Shockey, Erley & Co. (HSE) and its wholly owned subsidiary, HSE Leasing, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations: HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). HSE deals in fixed income municipal debt securities as either an underwriter or broker, and cleared all transactions through the Depository Trust and Clearing Corporation through July 31, 2017. Effective August 1, 2017, HSE transitioned from a self-clearing securities broker-dealer to a fully disclosed clearing model. Pershing, LLC (Pershing) is HSE's clearing broker-dealer responsible for the clearance and settlement of firm and customer transactions. HSE's customers are primarily banks and other financial institutions.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC does not conduct any broker-dealer business.

The following is a summary of the Company's significant accounting policies:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on trade date basis as if they had settled. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net and included in payables to broker-dealers and clearing organization on the consolidated statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Notes to Consolidated Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, rating service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation and amortization: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the lesser of estimated useful lives of the improvements or term of the lease.

Deferred rent obligation: Base rentals due under the office lease agreement, net of rental incentives received, are recognized as rental expense on a straight-line basis over the term of the lease, which varies from the actual periodic payments required under the lease agreement resulting in a deferred lease obligation. The deferred rent obligation, which is included in accrued expenses and other liabilities, is amortized over the term of the lease as a reduction of rental expense. The deferred rent obligation consists of free monthly rent and leasehold improvement incentives.

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities that are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized.

The Company has evaluated its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through March 31, 2018.

Recent accounting pronouncements: In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. The effective date was deferred for all entities by one year with the issuance of ASU 2015-14, *Revenue from Contracts with Customers – Deferral of the Effective Date*. The ASU is effective for periods beginning after December 15, 2017. The Company has adopted the provisions of this guidance as of April 1, 2018. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The ASU requires management to recognize lease assets and lease liabilities by lessees for all operating leases. The ASU is effective for periods beginning after December 15, 2018 on a modified retrospective basis. The Company is currently evaluating the impact this guidance will have on its financial statements.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's valuation of its municipal bond inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices and classified as Level 1 in the fair value hierarchy.

The following table summarizes the Company's assets measured at fair value at March 31, 2018 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Trading securities - fixed income municipal securities	$ -	$52,277,170	$52,277,170
Receivables from broker-dealers - futures contracts	(29,922)	-	(29,922)
Other assets	-	202,197	202,197
Total assets at fair value	$ (29,922)	$52,479,367	$52,449,445

Substantially all of the Company's other assets and liabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Derivative Instruments

The Company's derivative activities are limited to interest rate futures contracts to offset interest rate exposure of the underwriting inventory. These derivative contracts are recorded on the consolidated statement of financial condition as receivables from broker-dealer measured at fair value. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments as those terms are defined under GAAP.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

As of March 31, 2018, the Company holds derivative instruments that are eligible for offset in the consolidated statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset, and the Company's right of offset is enforceable at law.

The following table provides disclosure regarding the potential effect of offsetting of derivative assets presented in the statement of financial condition:

				Gross Amounts Not Offset in the Consolidated Statement of Financial Condition		
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Statement of Financial Condition	Net Amounts Recognized Presented in the Consolidated Statement of Financial Condition	Financial Instruments	Collateral Pledged	Net Amount
Assets						
Futures contracts	$ (29,922)	$ -	$ (29,922)	$ -	$ -	$ (29,922)

The amounts of derivative assets presented in the preceding table are included in the receivables from broker-dealer reported in the consolidated statement of financial condition.

Note 4. Receivables From and Payables To Broker-Dealer and Clearing Organization

Amounts receivable from and payable to broker-dealer and clearing organization at March 31, 2018, consist of the following:

	Receivable	Payable
Deposit at clearing organization	$ 351,085	$ -
Receivables from broker-dealers, net	1,414,942	-
Due from / to clearing organization	-	33,055,184
Net payable to clearing organization for unsettled securities transactions	-	6,692,120
	$ 1,766,027	$ 39,747,304

As discussed in Note 1, the Company transitioned from a self-clearing securities broker-dealer to a fully-disclosed clearing model starting August 1, 2017. Under the Company's fully-disclosed clearing agreement all securities are held by and cleared through Pershing. The Company has also established an arrangement to obtain financing from Pershing related to all trading activity. Financing under this arrangement is secured by trading securities. During the year, the average and maximum interest rate charged was 2.389 percent and 2.821 percent, respectively. The interest rate on March 31, 2018 was 2.821 percent. Pershing uses the Company's securities as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory and its net capital, the maximum amount available for financing as of March 31, 2018 would be approximately $149,000,000, of which it had utilized $33,055,184.

Net payable to clearing organization for unsettled securities transactions include net unsettled regular way and delayed delivery transactions receivable of $153,719,265 and payable of $160,411,385 at March 31, 2018.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements.

Note 5. Collateralized Loans

Collateralized loans are borrowings from banks, payable on demand, and collateralized by trading securities. After transitioning to a fully disclosed clearing model on August 1, 2017, the Company began financing all trade activity through Pershing. Prior to the transition, the Company utilized two lines of credit, a primary line of credit for $75,000,000 and a secondary line of credit for $35,000,000.

The average and maximum borrowings for the primary line of credit during the year were $22,633,000 and $48,100,000, respectively. During the year, the average and maximum variable interest rate charged on borrowings was 3.603 percent and 3.733 percent, respectively. The collateralized loan on the primary line of credit was terminated on August 23, 2017.

The average and maximum borrowings for the secondary line of credit during the year were $1,720,000 and $4,000,000, respectively. During the year, both the average and maximum variable interest rate charged on borrowings was 2.590 percent and 2.75 percent, respectively. The collateralized loan on the secondary line of credit was terminated December 19, 2017.

Note 6. Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2029), Milwaukee (September 2018), Houston (November 2021), St. Clair Shores (August 2018), Los Angeles (April 2020), Denver (October 2019) and Phoenix (July 2018).

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2018, are approximately as listed below:

Year Ending March 31	Minimum Lease Payments
2019	$ 432,000
2020	367,000
2021	346,000
2022	326,000
2023	279,000
Thereafter	1,940,000
	$ 3,690,000

Accrued expenses and other liabilities on the consolidated statement of financial condition include a deferred rent obligation of $631,116 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

Note 7. Capital Stock and Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right but not the obligation to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Note 8. Benefit Plans

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants.

Note 9. Income Taxes

The net deferred tax asset is recorded in the consolidated statement of financial condition in other assets and includes the following amounts of deferred tax assets and liabilities as of:

	Year Ended March 31, 2018
Deferred tax assets:	
Deferred rent	$ 172,421
Unrealized gain/loss	(15,961)
Fixed assets	111,358
General expense	8,196
Charitable contribution	32,245
Other accruals	3,688
Federal NOL carryforward	1,600
Total deferred tax asset	$ 313,547

The Company has a Federal net operating loss (NOL) carryforward of approximately $6,000 at March 31, 2018, which can be used to offset its future taxable income. The Federal carryforward starts to expire in 2037.

On December 22, 2017, H.R.1, originally known as the "Tax Cuts and Jobs Act" (the "Tax Reform Legislation") was enacted into law. This new tax legislation, among other changes, reduced the Federal corporate income tax rate from 35% to 21% effective January 1, 2018. As required under ASC Topic 740 "Income Taxes," the Company re-measured its deferred tax assets and liabilities for the Tax Reform Legislation, which resulted in a tax loss of approximately $137,000 in the year ended March 31, 2018. This re-measurement was determined to be a reasonable estimate.

The Company is subject to United States Federal income tax, as well as income tax in various states. Generally, the Company is no longer subject to income tax examinations by the Internal Revenue Service or by the various state jurisdictions for tax years prior to 2014 (March 31, 2015) for Federal purposes and 2013 (March 31, 2014) for State purposes.

Note 10. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2018, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated statements of financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

Note 11. Off-Balance-Sheet Risk

Customer activities: Securities transaction are introduced, custodied, and cleared through the Company's clearing broker, Pershing. In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 12. Regulatory Requirements

HSE is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" equal to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day, but at March 31, 2018, HSE had net capital of $9,255,032, which was $8,998,747 in excess of its required net capital of $256,285. HSE's net capital ratio was .42 to 1. The net capital rule may effectively restrict dividends to shareholders.

The Company's consolidated subsidiary has total assets and total member's equity of $1,155 and $(9,345), respectively, at March 31, 2018. The accounts of this subsidiary are not included in HSE's net capital computation.

The Company operates under the provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records. Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e).

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date these consolidated financial statements were issued.